

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Brian DeSchuytner
Senior Vice President of Finance and Product Strategy
Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, Massachusetts 02139

> **Re: Mersana Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2020**
> **File No. 333-238140**

Dear Mr. DeSchuytner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences